

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10016380


SEC MAIL
RECEIVED
PROCESSING
SEP 27 2010
WASH, DC
200
SECTION

20 September 2010

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dw 9/30



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

<u>Maari Field Reaches 10 Million Barrel Milestone</u>

Attached please find a recent press release by OMV New Zealand Limited, operator of Maari field.

Cue holds a 5% interest in the Maari field.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

20 September 2010

OMV Aktiengesellschaft

Media statement

16 September 2010

Maari reaches '10 million barrel' milestone

The Maari oilfield produced its 10,000,000th barrel of oil this week, marking a significant milestone in the field's history.

OMV New Zealand's Managing Director Wayne Kirk said that reaching this significant point was the result of the commitment and dedication of its staff and contractors.

"The path to this point has not always been smooth. Over this past year, production rates were constrained at times by well mechanical issues. So it is a tribute to our staff, contractors and partners that Maari continues to be a resounding success," said Mr Kirk.

The 10 million barrel milestone comes some 18 months after first oil in February 2009 and follows on the heels of OMV's recent win at the inaugural Deloitte Energy Excellence Awards. The award recognised OMV NZ for the Manaia well – the longest oil well ever drilled in New Zealand.

Mr Kirk said that OMV still expected that Maari's production life would be between 10 to15 years. Production from the original five Maari wells would soon be complemented by production from the nearby Manaia field which is on track for production start-up and testing in October.

The Maari and Manaia fields are operated by OMV NZ Ltd on behalf of the Maari Joint Venture partners OMV New Zealand, Todd Maari Ltd, Horizon Oil International, and Cue Taranaki Pty Ltd.

Ends

For further information, contact Simone Keough on 021 366 060

Background information:

OMV in New Zealand
OMV New Zealand is this country's largest liquid hydrocarbon producer and the third largest gas producer.

... (2)

Move & More. OMV

It has been active here since 1999 when it acquired shares in the Maari oil discovery which it developed and now operates. Focusing strictly on exploration and production in New Zealand, OMV New Zealand currently holds shares in the Maui and Pohokura gas fields and the Maui pipeline. OMV New Zealand also has 9 offshore exploration permits in the Taranaki and Great South Basin regions.

OMV New Zealand is a subsidiary of OMV Aktiengesellschaft, also known as the OMV Group.

OMV Aktiengesellschaft
With Group sales of EUR 17.92 bn and a workforce of 34,676 employees in 2009, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. As the leading energy group in the European growth belt, OMV is active in Refining & Marketing (R&M) in 12 countries. In Exploration & Production (E&P) OMV is active in 17 countries on four continents. In Gas & Power (G&P) OMV sells approximately 13 bcm gas per year. Through its 2,000 km long gas pipeline network in Austria G&P transports approximately 75 bcm gas annually. OMV's Central European Gas Hub is with around 23 bcm annually trading volume one of the most important gas hubs in Continental Europe.

OMV is the leading energy group in the European growth belt with oil and gas reserves of approximately. 1.19 bn boe, daily production of around 317,000 boe in 2009 and an annual refining capacity of approximately 26 mn t. OMV now has 2,433 filling stations. The market share of the group in the R&M business segment in the Danube Region is now 20%. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.
In June 2006, OMV has established the OMV Future Energy Fund, a wholly owned subsidiary to support projects in renewable energy with more than EUR 100 mn to initiate the change from a pure oil and gas group to an energy group with renewable energy in its portfolio.

OMV is a signatory to the UN Global Compact, and an active supporter to the values enshrined in its Code of Conduct. These include a strong sense of responsibility towards the social and natural environment, especially in economically weak regions. OMV continuously addresses economic, environmental and social issues related to its business in a responsible manner. The Company reports on its activities in a sustainability report in accordance with the Global Reporting Initiative Guidelines. This report is published at the same time as the annual report.